Exhibit 12.1

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Successor				Predecessor
	Three	Twelve	Twelve			Twelve	Twelve
	Months	Months	Months	Eight Months	Four Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	April 30,	December 31,	December 31,
	2007	2006	2005	2004	2004	2003	2002
Earnings:
Income (loss) before income taxes	$(14,544)	$(53,320)	$(26,621)	$2,767	$107,989	$(59,652)	$(67,222)
Fixed Charges	5,081	17,751	13,316	5,918	678	18,745	30,101
Total Earnings	(9,463)	(35,569)	(13,305)	8,685	108,667	(40,907)	(37,121)
Fixed Charges:
Interest expense, including amortization of
debt issue costs	4,496	16,782	12,892	5,733	567	18,536	29,883
Estimated interest factor of rental
expense	585	969	424	185	111	209	218
Total fixed charges	5,081	17,751	13,316	5,918	678	18,745	30,101
Preferred dividends	—	—	—	—	—	340	680
Total fixed charges and Preferred
dividends	$5,081	$17,751	$13,316	$5,918	$678	$19,085	$30,781
Ratio of earnings to fixed charges and
preferred dividends	—	—	—	1.5	160.3	—	—
Deficiency of earnings to fixed charges
and preferred dividends	$14,544	$53,320	$26,621	—	—	$59,992	$67,902